EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(dollar amounts in thousands)	2008	2007
Pretax income from continuing operations before adjustment for minority interest or income from unconsolidated subsidiaries	$4,481	$13,114
Add:
Fixed charges	7,907	4,123
Dividends received	—	1,270

Adjusted pretax income	$12,388	$18,507

Fixed charges:
Interest expense	$6,867	$3,581
Estimate of interest within rental expense	1,040	542

Total fixed charges	$7,907	$4,123

Ratio of earnings to fixed charges	1.6	4.5